SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2016

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated May 25, 2016.

99.2	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated May 26, 2016.

99.3	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated May 27, 2016.

99.4	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated May 30, 2016.

99.5	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated May 31, 2016.

99.6	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated June 1, 2016.

99.7	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated June 2, 2016.

99.8	Notice to Stock Exchanges of Daily Reporting of Buyback and Extinguishment of Shares, dated June 3, 2016.

99.9	Notice to Stock Exchanges of Extinguishment of Equity Shares bought back by Dr. Reddy’s Laboratories Limited during the period of May 25, 2016 to June 3, 2016, dated June 9, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: June 14, 2016	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary